Mail Stop 4561

December 30, 2008

Mr. Kenneth W. Bell
Chief Executive Officer
Pacific Webworks, Inc.
230 West 400 South,
Salt Lake City, Utah 84111

> **Re: Pacific Webworks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 000-26731**

Dear Mr. Bell:

We have reviewed your response letter dated November 20, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 10, 2008.

<u>Form 10-K for the Fiscal Year Ended December 31, 2007</u>

<u>Consolidated Financial Statements</u>

<u>General</u>

1.   The opening paragraph of your response indicates that you intend to file an amended Form 10-K as a result of our comments. However, we also note that several of your responses indicate that you will make certain changes in future filings. For the items noted in prior comments 2, 4, 5, 6, 7 and 10, please tell us whether you plan to include these changes in your amendment or in future filings. For the items you intend to change in future filings only, please explain your basis for why you will not make these changes in the amendment.

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Earnings (loss) Per Share, page 30

2.   In the schedule provided as part of your response to prior comment 6, we note that
      you revised your weighted average shares outstanding, but your 2007 earnings per
      share does not appear to reflect these revisions. In this regard, it appears that your
      basic earnings per share would be $0.02 rather than $0.03. Please advise.

3.   We note your proposed changes to diluted shares outstanding presented in the
      supplemental schedule. However, it remains unclear to us how your calculations
      are in accordance with the treasury stock method described in SFAS 128.
      Specifically, it appears that you have included the total amount of dilutive options
      outstanding rather than the incremental shares as described in paragraph 17(c) of
      SFAS 128. Please tell us how your calculation of diluted earnings per share
      complies with paragraphs 17 to 19 of SFAS 128 and provide us with your detailed
      calculations. Similar concerns apply to your Form 10-Q for the quarter ended
      September 30, 2008.

Note 6 – Stockholders' Equity, page 32

4.   We have the following additional comments regarding prior comment 7:

      • Please explain to us how the grant-date fair value of the options granted in
        2006 equals the exercise price of the options. In this regard, we would expect
        that the grant date fair value determined using a Black-Scholes model would
        be different than the exercise price. Similar concerns may apply to the options
        issued during 2007; and
      • Provide us with the vesting periods for options granted in 2006 and 2007 and
        clarify the time periods over which you are recognizing compensation
        expense. See paragraphs 39 to 42 of SFAS 123(R).

5.   We note that your response to prior comment 8 does not address the disclosures
      required by paragraph A240 of SFAS 123R. Please tell us how your disclosures
      comply with each of the items in paragraph A240. At a minimum, we note you
      have not disclosed the following:

      • The requisite service periods associated with stock options and any other
        substantive conditions including those related to vesting;
      • The weighted-average grant-date fair value of stock options granted
        during each of the periods presented; and
      • The aggregate intrinsic value of stock options outstanding and exercisable.

Note 9 – Income Taxes, page 37

6.   Your response to prior comment 9 indicates that you considered the guidance in
        paragraph 21 of FIN 48. Tell us where you provided the disclosures specified in
        paragraph 21 or why you believe these disclosures are not required.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

General

7.   Please tell us how you considered the comments raised in our letter dated October
        10, 2008 when preparing your Form 10-Q for the quarter ended September 30,
        2008. Specifically, we note that several of your responses indicated that you
        would revise your disclosures in future filings; however, you do not appear to
        have done so.

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Trade Receivables and Collections, page 8

8.   We note that your accounts receivable balance has increased significantly since
        December 31, 2007; however, we also note that you no longer maintain an
        allowance for doubtful accounts. Please explain to us how you concluded that an
        allowance was no longer necessary as of September 30, 2008.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief